Form 12b-25. - NOTIFICATION OF LATE FILING

                                   FORM 12b-25

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                                                            SEC FILE NUMBER
                                                                 0-18109
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                                                              CUSIP NUMBER
                                                                055293104
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Check One):  |X| Form 10-K
              |_| Form 20-F
              |_| Form 11-K
              |_| Form 10-Q
              |_| Form N-SAR

For Period Ended: December 31, 1998
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              |_| Transition Report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR

For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -REGISTRANT INFORMATION

BCAM International, Inc. & subsidiaries
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Full Name of Registrant:

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Former Name if Applicable
1800 Walt Whitman Road
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Address of Principal Executive Office (Street and Number)
Melville, New York  11747
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City, State and Zip Code

PART II - Rules 12b.25(b) AND 9c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

    |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    |X| (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, ll-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    |_| (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

Additional time is required to complete the accounting and disclosures required for the Company's recent sales of its investment in Drew Shoe Corporation.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Kenneth C. Riscica              516                   752-3550 x112
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            (Name)                (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there will be a significant change in results of operations from the corresponding period of the prior year. The Company expects to report the following information which is, at this time, unaudited:

                                          December 31, 1998    December 31, 1997
                                          -----------------    -----------------
                                              (unaudited)
Revenues                                      $    2,000            $ 27,000
(Loss) from continuing operations (a)         (3,128,000)         (2,539,000)
(Loss) from discontinued operations (b)       (7,845,000)         (3,497,000)
Extraordinary item (c)                          (552,000)                  0
Net Loss                                     (11,525,000)         (6,036,000)

(a) In 1998 includes charges for compensatory element of stock options issued in 1997, as previously reported, of $858,000 and in 1997 includes Minority interests charge for beneficial subsidiaries preferred stock conversion of $788,000

(b) Includes losses from Drew Shoe Corporation for approximately $7,022,000 and $2,121,000, respectively for the years ended December 31, 1998 and 1997. Such losses include non-cash charges, as reported in previous periods, for the beneficial conversion feature of certain convertible notes pursuant to Emerging Issues Task Force Statement # D-60 of approximately $4,509,000 and $1,635,000, respectively, for the years ended December 31, 1998 and 1997. Additionally, the amount for the year ended December 31, 1998 includes a, previously reported, one time non -cash write-off of approximately $1,651,000 related to the April 1998 debt restructuring.

(c) Charge related to April 1998 restructure of debt as reported in the Form 10-QSB for the quarter ended June 30, 1998.

                    BCAM International, Inc. and subsidiaries
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 1999
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By /s/ Michael Strauss, Chairman, President and Chief Executive Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)